UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                FORM U-13-60

                               ANNUAL REPORT

                               FOR THE PERIOD

           Beginning January 1, 1998 and Ending December 31, 1998


                                   TO THE

                  U.S. SECURITIES AND EXCHANGE COMMISSION

                                     OF


                       STP Nuclear Operating Company
                     (Exact Name of Reporting Company)


                        A Subsidiary SERVICE COMPANY
                         ("Mutual" or "Subsidiary")


Date of Incorporation October 1, 1997
     If not Incorporated, Date of Organization_________________

   State or Sovereign Power under which Incorporated or Organized Texas
                                                                  _____

Location of Principal Executive Offices of Reporting Company
                                          8 Miles Wst Wadsworth Texas on FM 521

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

J.J. Sheppard     Vice President
                   Business Systems        P.O. Box 289  Wadsworth, Texas 77483
_____________     _________________        ____________________________________
(Name)            (Title)                  (Address)


Name of Principal Holding Company
                       Whose Subsidiaries are served by Reporting Company:

                     CENTRAL AND SOUTH WEST CORPORATION

                      INSTRUCTIONS FOR USE OF FORM U-13-60


1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                                                                        Page 4a

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                           Schedule or     Page
     Description of Schedules and Accounts                Account Number  Number

Comparative Balance Sheet                                     Schedule I    5, 6

Service Company Property                                     Schedule II       7

Accumulated Provision for Depreciation and Amortization
  of Service Company Property                               Schedule III       8

Investments                                                  Schedule IV      9a

Accounts Receivable from Associate Companies                  Schedule V      9b

Fuel Stock Expenses Undistributed                            Schedule VI      10

Stores Expense Undistributed                                Schedule VII      10

Miscellaneous Current and Accrued Assets                   Schedule VIII      11

Miscellaneous Deferred Debits                                Schedule IX      11

Research, Development, or Demonstration Expenditures          Schedule X      11

Proprietary Capital                                          Schedule XI      12

Long-Term Debt                                              Schedule XII      13

Current and Accrued Liabilities                            Schedule XIII     14a

Notes to Financial Statements                               Schedule XIV     14b

Comparative Income Statement                                 Schedule XV      15

Analysis of Billing - Associate Companies                    Account 457      16

Analysis of Billing - Non Associate Companies                Account 458      17

Analysis of Charges for Service - Associate and
  Non Associate Companies                                   Schedule XVI      18

Schedule of Expense by Department or Service Function      Schedule XVII   19,20

Departmental Analysis of Salaries                            Account 920     21a

                                                                         Page 4b

Outside Services Employed                                    Account 923     21b

Employee Pensions and Benefits                               Account 926     22a

General Advertising Expenses                               Account 930.1     22b

Miscellaneous General Expenses                             Account 930.2      23

Rents                                                        Account 931      23

Taxes Other Than Income Taxes                                Account 408     24a

Donations                                                  Account 426.1     24b

Other Deductions                                           Account 426.5     25a

Notes to Statement of Income                              Schedule XVIII     25b


               LISTING OF INSTRUCTIONAL FILING REQUIREMENTS


Organization Chart                                                           26a

Methods of Allocation                                                        26b

Annual Statement of Compensation for Use of Capital Billed                   26c

                                                                        Page 5
                   ANNUAL REPORT OF STP Nuclear Operating Company

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)

Give Balance sheet of the Company
     as of December 31 of the current and prior year.

                                                                 AS OF   AS OF
                                                               12/31/98 12/31/97
                                                              _________________
ACCOUNT   ASSETS AND OTHER DEBITS
_______   _______________________
          SERVICE COMPANY PROPERTY
   101    ELECTRIC PLANT IN SERVICE             (Schedule II)  $    --  $    --
   106    COMPL CONSTR NOT CLASSIFIED                               --       --
  101.1   PROPERTY UNDER CAPITAL LEASES                             --       --
   105    ELECTRIC PLANT FOR FUTURE USE                             --       --
   107    CONSTRUCTION WORK IN PROGRESS         (Schedule II)       --       --
   120    NUCLEAR FUEL                                              --       --
                                                               ________________

          TOTAL PROPERTY                                            --       --

   108    ACCUM. PROV. FOR DEPRECIATION        (Schedule III)       --       --
  120.5   ACCUM PROV FUEL AMORTIZATION                              --       --

                                                               ________________

          NET SERVICE COMPANY PROPERTY                              --       --

          INVESTMENTS
   123    INVESTMENTS IN ASSOCIATE COMPANIES    (Schedule IV)       --       --
   124    OTHER INVESTMENTS                     (Schedule IV)       --       --
                                                               ________________

          TOTAL INVESTMENTS                                         --       --

          CURRENT AND ACCRUED ASSETS
   131    CASH                                                      --       --
   134    SPECIAL DEPOSITS                                          --       --
   135    WORKING FUNDS                                             --       --
   136    TEMPORARY CASH INVESTMENTS            (Schedule IV)       --       --
   141    NOTES RECEIVABLE                                          --       --
   142    CUSTOMER ACCOUNTS RECEIVABLE                              --       --
   143    OTHER ACCTS RECEIVABLE                                    --       --
   144    ACCUMULATED PROVISIONS OF UNCOLLECTIBLE ACCOUNTS          --       --
   146    ACCTS REC ASSOC COMPANIES              (Schedule V)   98,943   67,987
   152    FUEL STOCK EXPENSES UNDISTRIBUTED     (Schedule VI)       --       --
   154    MATERIALS & OPERATING SUPPLIES                            --       --
   163    STORES EXPENSE UNDISTRIBUTED         (Schedule VII)       --       --
   165    PREPAYMENTS                                               --       --
   174    MISCELLANEOUS CURRENT AND
               ACCRUED ASSETS                 (Schedule VIII)       --       --
                                                               ________________
          TOTAL CURRENT AND ACCRUED ASSETS                      98,943   67,987

          DEFERRED DEBITS
   181    UNAMORTIZED DEBT EXPENSE                                  --       --
   184    CLEARING ACCOUNTS                                         --       --
   186    MISCELLANEOUS DEFERRED DEBITS         (Schedule IX)       --       --
   188    RESEARCH & DEVELOPMENT SUMMARY         (Schedule X)       --       --
   190    ACCUMULATED DEFERRED INCOME TAXES
                                                               ________________
          TOTAL DEFERRED DEBITS                                     --       --
                                                               ________________
          TOTAL ASSETS AND OTHER DEBITS                        $98,943  $67,987
                                                               ================

                 ANNUAL REPORT OF STP Nuclear Operating Company

                     SCHEDULE I - COMPARATIVE BALANCE SHEET
                                   (thousands)

                                                                 AS OF   AS OF
                                                               12/31/98 12/31/97
                                                               _________________

ACCOUNT  LIABILITIES AND PROPRIETARY CAPITAL
_______  ___________________________________
          PROPRIETARY CAPITAL
   201    COMMON STOCK ISSUED                   (Schedule XI)  $    --  $    --
   211    MISCELLANEOUS PAID-IN CAPITAL         (Schedule XI)       --       --
   215    APPROPRIATED RETAINED EARNINGS        (Schedule XI)       --       --
   216    UNAPPROPRIATED RETAINED EARNINGS      (Schedule XI)       --       --
                                                               ________________

          TOTAL PROPRIETARY CAPITAL

          LONG-TERM DEBT
   223    ADVANCES FROM ASSOCIATE COMPANIES    (Schedule XII)       --       --
   224    OTHER LONG-TERM DEBT                 (Schedule XII)       --       --
   225    UNAMORTIZED PREMIUM ON LONG-TERM DEBT                     --       --
   226    UNAMORTIZED DISCOUNT ON LONG-TERM DEBT                    --       --
   227    CAPITAL LEASE LONG TERM                                   --       --
                                                               ________________

          TOTAL LONG-TERM DEBT                                      --       --


   228    OTHER NONCURRENT LIABILITIES                          24,571   17,792
                                                               ________________


          CURRENT AND ACCRUED LIABILITIES
   228    OTHER CURRENT LIABILITIES                              2,920    1,982
   231    NOTES PAYABLE                                             --       --
   232    ACCOUNTS PAYABLE                                      51,062   27,655
   233    NOTES PAYABLE TO ASSOCIATE COMPANIES(Schedule XIII)       --      --
   234    AP ASSOC COMPANIES SUMMARY          (Schedule XIII)       27      (11)
   236    TAXES ACCRUED                                            156    1,343
   237    INTEREST ACCRUED                                          --       --
   238    DIVIDENDS ACCRUED                                         --       --
   241    TAX COLLECTIONS PAYABLE                                   --       --
   242    MISC. CURRENT & ACCRUED LIAB.       (Schedule XIII)   18,054   15,666
   243    CAPITAL LEASES - CURRENT                                  --       --
                                                                ________________

          TOTAL CURRENT AND ACCRUED LIABILITIES                 72,219   46,635

          DEFERRED CREDITS
   253    OTHER DEFERRED CREDITS                                 2,153      724
   255    ACCUMULATED DEFERRED INVESTMENTS TAX CREDITS              --       --
   262    ACCUM PROV INJURIES & DAMAGES                             --    2,836
                                                               ________________

          TOTAL DEFERRED CREDITS                                 2,153    3,560

   282    ACCUMULATED DEFERRED INCOME TAXES                         --       --
                                                               ________________
          TOTAL LIABILITIES AND PROPRIETARY CAPITAL            $98,943  $67,987
                                                               ================

                                                                        Page 7
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                     SCHEDULE II - SERVICE COMPANY PROPERTY
                                   (thousands)

                                                          BALANCE AT                                               BALANCE AT
                                                          BEGINNING                   RETIREMENTS      OTHER        CLOSE OF
DESCRIPTION                                                OF YEAR      ADDITIONS      OR SALES       CHANGES         YEAR
___________                                               ___________________________________________________________________

ACCOUNT 101 - ELECTRIC PLANT IN SERVICE                        $ --          $ --          $ --          $ --            $ --

ACCOUNT 107 - CONSTRUCTION WORK IN PROGRESS                      --            --            --            --              --
                                                          ___________________________________________________________________
  TOTAL                                                        $ --          $ --          $ --          $ --            $ --
                                                          ===================================================================

                                                                        Page 8
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

SCHEDULE III - ACCUMULATED PROVISION FOR
    DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
                                   (thousands)


                                                          BALANCE AT                                               BALANCE AT
                                                          BEGINNING                   RETIREMENTS      OTHER        CLOSE OF
DESCRIPTION                                                OF YEAR      ADDITIONS      OR SALES       CHANGES         YEAR
-----------                                               -------------------------------------------------------------------
ACCOUNT 108 - ACCUM. PROV. FOR DEPRECIATION                    $ --          $ --          $ --          $ --            $ --
                                                          -------------------------------------------------------------------
TOTAL                                                          $ --          $ --          $ --          $ --            $ --
                                                          ===================================================================

                                                                        Page 9a
                  ANNUAL REPORT OF STP Nuclear Operating Company

                       For the Year Ended December 31, 1998

                             SCHEDULE IV - INVESTMENTS
                                    (thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under  Account  136,   "Temporary  Cash   Investments",   list  each  investment
separately.


                                                     BALANCE AT       BALANCE AT
                                                     BEGINNING         CLOSE OF
DESCRIPTION                                           OF YEAR            YEAR
                                                    -------------   ------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES              $--             $--

ACCOUNT 124 - OTHER INVESTMENTS                               --              --

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                      --              --
                                                    =============   ============
TOTAL                                                        $--             $--
                                                    =============   ============

                                                                        Page 9b
              ANNUAL REPORT OF STP Nuclear Operating Company

                   For the Year Ended December 31, 1998

         SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                (thousands)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.

                                                     BALANCE AT       BALANCE AT
                                                     BEGINNING         CLOSE OF
                                                      OF YEAR            YEAR
                                                     ------------   ------------

  ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

  CITY OF AUSTIN                                        $ 10,876       $ 15,817
  CENTRAL POWER AND LIGHT COMPANY                         17,114         24,904
  CITY OF SAN ANTONIO                                     19,042         27,756
  HOUSTON LIGHTING & POWER COMPANY                        20,955         30,466
                                                     ============   ============
  TOTAL                                                $ 67,987        $ 98,943
                                                     ============   ============

                                                                        Page 10
              ANNUAL REPORT OF STP Nuclear Operating Company

                   For the Year Ended December 31, 1998

              SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
                              (in thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


                 DESCRIPTION                     LABOR      EXPENSE      TOTAL
                                                --------    -------     -------
  ACCOUNT 152 - FUEL STOCK UNDISTRIBUTED           $ --       $ --        $ --
                                                ========    =======     =======
  TOTAL                                            $ --       $ --        $ --
                                                ========    =======     =======



              ANNUAL REPORT OF STP Nuclear Operating Company

                   For the Year Ended December 31, 1998

                SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
                                (thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


                 DESCRIPTION                     LABOR      EXPENSE      TOTAL
                                                --------    -------     -------
  ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED
  CITY OF AUSTIN                                 $  327       $124       $ 451
  CENTRAL POWER AND LIGHT COMPANY                   514        195         710
  HOUSTON LIGHTING & POWER COMPANY                  629        239         868
  CITY OF SAN ANTONIO                               572        217         789
                                                ========    =======     =======
  TOTAL                                          $2,042       $776      $2,817
                                                ========    =======     =======


Stores expense undistributed is charged to account 163 and billed to associated companies as incurred.

                                                                        Page 11
                 ANNUAL REPORT OF STP Nuclear Operating Company

                        For the Year Ended December 31, 1998

              SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                    (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                              BALANCE AT         BALANCE AT
DESCRIPTION                                BEGINNING OF YEAR    CLOSE OF YEAR
                                          --------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS                                          $ --               $ --
                                          --------------------------------------
TOTAL                                                   $ --               $ --
                                          ======================================


                   ANNUAL REPORT OF STP Nuclear Operating Company

                        For the Year Ended December 31, 1998

                    SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
                                    (thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.

                                              BALANCE AT         BALANCE AT
DESCRIPTION                                BEGINNING OF YEAR    CLOSE OF YEAR
                                          --------------------------------------

     ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS             $ --        $ --
                                          --------------------------------------
TOTAL                                                   $ --               $ --
                                          ======================================


                   ANNUAL REPORT OF STP Nuclear Operating Company

                        For the Year Ended December 31, 1998

          SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                    (thousands)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION                                                        AMOUNT
                                                             -------------------
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
DEMONSTRATION EXPENDITURES                                                 $ --
                                                             -------------------
TOTAL                                                                      $ --
                                                             ===================

                                                                        Page 12
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                        SCHEDULE XI - PROPRIETARY CAPITAL
                 (dollars in thousands except per share amounts)

ACCOUNT                              NUMBER OF SHARES   PAR OR STATED   OUTSTANDING AT CLOSE OF PERIOD
NUMBER            CLASS Of STOCK        AUTHORIZED     VALUE PER SHARE  NO. OF SHARES   TOTAL AMOUNT
-----------------------------------  ----------------  ---------------  --------------  --------------
ACCOUNT 201     COMMON STOCK ISSUED               --             $ --             --             $ --

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

                    DESCRIPTION                                        AMOUNT
-------------------------------------------                          ----------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                               $ --

ACCOUNT 215 - APPROPRIATE EARNINGS                                          --
                                                                     ----------

  TOTAL                                                                   $ --
                                                                     ==========

    INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing non associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                                        BALANCE AT       NET INCOME OR                    BALANCE AT
                      DESCRIPTION                    BEGINNING OF YEAR      (LOSS)      DIVIDENDS PAID   CLOSE OF YEAR
-----------------------------------------------------------------------------------------------------------------------
ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                   $ --            $ --            $ --            $ --
                                                       ================================================================
TOTAL                                                            $ --            $ --            $ --            $ --
                                                       ================================================================

                                                                        Page 13
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                          SCHEDULE XII - LONG-TERM DEBT
                                   (thousands)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                             TERM OF OBLIGATION                                     BALANCE AT                            BALANCE AT
                             CLASS $ SERIES OF    DATE OF   INTEREST     AMOUNT     BEGINNING                              CLOSE OF
NAME OF CREDITOR                 OBLIGATION       MATURITY    RATE     AUTHORIZED    OF YEAR    ADDITIONS  DEDUCTIONS        YEAR
----------------             -------------------------------------------------------------------------------------------------------
ACCOUNT 223 -
ADVANCES FROM ASSOCIATE COMPANIES           --         --        --         $ --         $ --       $ --        $ --          $ --

ACCOUNT 224 -
OTHER LONG-TERM DEBT                        --         --        --           --           --         --          --            --
                                                                             -------------------------------------------------------
     TOTAL                                                                  $ --         $ --       $ --        $ --          $ --
                                                                             =======================================================

                                                                        Page 14a
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
                                   (thousands)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                       BALANCE AT     BALANCE AT
                                                       BEGINNING         CLOSE
                                                        OF YEAR         OF YEAR
DESCRIPTION                                          ---------------------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES            $ --         $ --
                                                     ---------------------------
  TOTAL                                                       $ --         $ --
                                                     ===========================


ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
CITY OF AUSTIN                                                $ --         $ --
CENTRAL POWER AND LIGHT COMPANY                                 --           --
CITY OF SAN ANTONIO                                             --           --
HOUSTON LIGHTING & POWER COMPANY                               (11)          27
                                                     ---------------------------
  TOTAL                                                      $ (11)        $ 27
                                                     ===========================



ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
  Spent Fuel Disposal - DOE                                $ 4,646      $ 4,347
  Decontamination/Decommissioning                                -        2,014
  Benefits Accrual                                           2,738        1,943
  EICP Liability                                             1,663        2,536
  ICP Liability                                              5,893        6,886
  Misc. NRC Fees                                               726          328
                                                     ---------------------------
  TOTAL                                                   $ 15,666     $ 18,054
                                                     ===========================

                                                                        Page 14b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                  SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  Summary of Significant Accounting Policies

Basis of Accounting and Account Classifications
The accounting records of STP Nuclear Operating Company are maintained on the accrual basis of accounting, as required by generally accepted accounting principles. Certain items including, but not limited to, project financing, ad valorem taxes, depreciation, and decommissioning expensese are recorded in each owners accounting records.

The accounting records are also maintained and the accompanying amounts are classified in accordance with the Participation Agreement and the Federal Energy Regulatory Commission's "Uniform System of Accounts Prescribed for the Public Utilities and Licensees" as as adopted by the Public Utility Commission of Texas.

All costs are reflected at 100% for the project. STP Nuclear Operating Company has no ownership interests in any of the project assets.

                                                                        Page 15
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                   SCHEDULE XV - COMPARATIVE INCOME STATEMENT
                                   (thousands)


                                                         CURRENT     PRIOR
ACCOUNT    DESCRIPTION                                     YEAR       YEAR
                                                                    (Note 1)
                                                         -------------------
           INCOME
  457      SERVICES RENDERED TO ASSOCIATE COMPANIES      $336,895    $84,059
  458      SERVICES RENDERED TO NON ASSOCIATE COMPANIES        --         --
  419      INTEREST AND DIVIDEND INCOME                        --         23
  421      MISCELLANEOUS INCOME OR LOSS                        12         --
                                                         -------------------
           TOTAL INCOME                                   336,907     84,082
                                                         -------------------

           EXPENSES
500-557    POWER PRODUCTION                               268,089     67,352
560-574    TRANSMISSION                                       193        147
580-598    DISTRIBUTION                                        --         --
906-917    CUSTOMER SERVICE & INFORMATION                      --         --
  920      ADMIN & GENERAL SALARIES                        16,502      3,853
  921      OFFICE SUPPLIES & EXPENSES                       4,163      1,839
  922      ADMIN EXPENSES TRANSFERRED                        (505)        53
  923      OUTSIDE SERVICES EMPLOYED                        8,836      2,216
  924      PROPERTY INSURANCE                               2,242        956
  925      INJURIES & DAMAGES                               1,401        401
  926      EMPLOYEE PENSIONS & BENEFITS                    19,849      4,905
  928      REGULATORY COMMISSION EXPENSE                       --         --
  930.1    GENERAL ADVERTISING                                 10         --
  930.2    MISCELLANEOUS GENERAL EXPENSES                   3,376        352
  931      RENTS                                                0         41
  932      MAINTENANCE OF GENERAL PLANT                        --        706
  933      UNIDENTIFIABLE OPERATING EXP                        --         --
  935      MAINTENANCE OF GENERAL PLANT                     5,162         --
403-405    DEPRECIATION AND AMORTIZATION EXPENSE               --         --
  408      TAXES OTHER THAN INCOME                          7,589      1,261
  417      REVENUES - NON-UTILITY OPS                          --         --
  426.1    DONATIONS                                           --         --
  426.3    PENALTIES                                           --         --
  434      EXTRAORDINARY INCOME                                --         --
  435      EXTRAORDINARY DEDUCTIONS                            --         --
                                                         -------------------
           TOTAL EXPENSES                                 336,907     84,082
                                                         -------------------

           NET INCOME OR (LOSS)                          $     --    $    --
                                                         ===================

Note 1: STP Nuclear Operating Company was formed on October 1, 1997. Therefore, prior year information represents activity from 10/1/97 through 12/31/97.

                                                                        Page 16
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457
                                   (thousands)

                                                                      COMPENSATION
                                   DIRECT COSTS     INDIRECT COSTS     FOR USE OF      TOTAL AMOUNT
NAME OF ASSOICATE COMPANY             CHARGED          CHARGED          CAPITAL           BILLED
                                      457 - 1          457 - 2          457 - 3
HOUSTON LIGHTING & POWER COMPANY       $ 86,178            $17,638             $--         $103,816

CENTRAL POWER AND LIGHT COMPANY          70,401             14,431              --           84,832

CITY OF AUSTIN                           44,727              9,163              --           53,890

CITY OF SAN ANTONIO                      78,322             16,035              --           94,357
                                   ================================================================
 TOTAL                                 $279,627            $57,268             $--         $336,895
                                   ================================================================

                                                                        Page 17
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                               ANALYSIS OF BILLING

                      NON ASSOCIATE COMPANIES - ACCOUNT 458
                                   (thousands)

INSTRUCTION:  Provide a brief description of the services rendered to each non associate company:

                                                                    COMPENSATION                            TOTAL
                                   DIRECT COSTS    INDIRECT COSTS    FOR USE OF    TOTAL COST   EXCESS OR   AMOUNT
NAME OF NON ASSOCIATE COMPANY        CHARGED         CHARGED          CAPITAL      TOTAL COST   DEFICIENCY  BILLED
                                      458 - 1         458 - 2         458 - 3                    458 - 4
NONE                                       $ --              $ --           $ --         $ --         $ --    $ --

                                    ==============================================================================
  TOTAL                                    $ --              $ --           $ --         $ --         $ --    $ --
                                    ==============================================================================

                                                                        Page 18
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE -
                     ASSOCIATE AND NON ASSOCIATE COMPANIES
                                   (thousands)

            Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

                                                                                  NON ASSOCIATE
                                                   ASSOCIATE COMPANY CHARGES     COMPANY CHARGES         TOTAL CHARGES FOR SERVICE
                                                 ---------------------------  ------------------------  ---------------------------
                                                   DIRECT  INDIRECT           DIRECT  INDIRECT          DIRECT  INDIRECT
  ACCOUNT     DESCRIPTION OF ITEMS                 COSTS    COSTS     TOTAL   COSTS    COSTS     TOTAL  COSTS     COSTS      TOTAL
  -------     --------------------               ---------------------------  ------------------------  ---------------------------

500-557     PRODUCTION OPERATIONS EXPENSE        $245,396   $22,693 $268,089    $ --      $ --    $ -- $245,396  $22,693  $268,089
560-574     TRANSMISSION OPERATION EXPENSE            193         0      193      --        --      --      193       --       193
580-598     DISTRIBUTION                               --        --       --      --        --      --       --       --        --
906-917     CUSTOMER SERVICE & INFORMATION             --        --       --      --        --      --       --       --        --
  920       ADMIN & GENERAL SALARIES               11,195     5,307   16,502      --        --      --   11,195    5,307    16,502
  921       OFFICE SUPPLIES & EXPENSES              2,556     1,607    4,163      --        --      --    2,556    1,607     4,163
  922       ADMIN EXPENSES TRANSFERRED               (505)       --     (505)     --        --      --     (505)      --      (505)
  923       OUTSIDE SERVICES EMPLOYED               8,382       454    8,836      --        --      --    8,382      454     8,836
  924       PROPERTY INSURANCE                      2,242        --    2,242      --        --      --    2,242       --     2,242
  925       INJURIES & DAMAGES                      1,276       125    1,401      --        --      --    1,276      125     1,401
  926       EMPLOYEE PENSIONS & BENEFITS              306    19,544   19,849      --        --      --      306   19,544    19,849
  928       REGULATORY COMMISSION EXPENSE              --        --       --      --        --      --       --       --        --
  930.1     GENERAL ADVERTISING                        10        --       10      --        --      --       10       --        10
  930.2     MISCELLANEOUS GENERAL EXPENSES          3,436       (61)   3,376      --        --      --    3,436      (61)    3,376
  931       RENTS                                      --        --       --      --        --      --       --       --        --
  932       MAINTENANCE OF GENERAL PLANT               --        --       --      --        --      --       --       --        --
  933       UNIDENTIFIABLE OPERATING EXP               --        --       --      --        --      --       --       --        --
  935       MAINTENANCE OF GENERAL PLANT            5,150        12    5,162      --        --      --    5,150       12     5,162
403-405     DEPRECIATION AND AMORTIZATION EXPENSE      --        --       --      --        --      --       --       --        --
  408       TAXES OTHER THAN INCOME                     2     7,587    7,589      --        --      --        2    7,587     7,589
  426.1     DONATIONS                                  --        --       --      --        --      --       --       --        --
  426.3     PENALTIES                                  --        --       --      --        --      --       --       --        --
  435       EXTRAORDINARY DEDUCTIONS                   --        --       --      --        --      --       --       --        --
  421       MISCELLANEOUS INCOME OR LOSS              (12)       --      (12)     --        --      --      (12)      --       (12)
                                                 ----------------------------------------------------------------------------------
          TOTAL EXPENSES                          279,627    57,268  336,895      --        --      --  279,627   57,268   336,895
                                                 ----------------------------------------------------------------------------------

            COMPENSATION FOR USE OF EQUITY CAPITAL     --        --       --      --        --      --       --       --        --
  430       INTEREST ON DEBT TO ASSOCIATE COMPANIES    --        --       --      --        --      --       --       --        --
                                                 ==================================================================================
          TOTAL COST OF SERVICE                  $279,627   $57,268 $336,895    $ --      $ --    $ -- $279,627  $57,268  $336,895
                                                 ==================================================================================

                                                                        Page 19
                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

      SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
                                   (thousands)

Instruction:  Indicate each department or service function.
  (See Instruction 01-3 General Structure of Accounting System:
   Uniform System of Accounts).

                                                                  -----------------------------------------------------------------
                                                                     SITE                           V.P.        V.P.
ACCOUNT   DESCRIPTION OF ITEMS                    TOTAL            BUSINESS PRESIDENT   PLANT     NUCLEAR     NUCLEAR    CORPORATE
-------   --------------------                   AMOUNT  OVERHEAD    UNIT    & CEO     SERVICES ENGINEERING  GENERATION    COSTS
                                                -----------------------------------------------------------------------------------
500-557   PRODUCTION OPERATIONS EXPENSE         $268,089            $94,581    $  441   $15,921     $56,131     $85,540    $15,475
560-574   TRANSMISSION OPERATION EXPENSE             193                 --        --        --          27         197        (30)
580-598   DISTRIBUTION                                --       --        --        --        --          --          --         --
906-917   CUSTOMER SERVICE & INFORMATION              --       --        --        --        --          --          --         --
  920     ADMIN & GENERAL SALARIES                16,502              3,778     1,146     6,241         624         725      3,989
  921     OFFICE SUPPLIES & EXPENSES               4,163                694        96     3,061         190         117          4
  922     ADMIN EXPENSES TRANSFERRED                (505)                --        --        --          --          --       (505)
  923     OUTSIDE SERVICES EMPLOYED                8,836              2,252     1,320     3,198         802          60      1,203
  924     PROPERTY INSURANCE                       2,242                 --        --        --       2,242          --         --
  925     INJURIES & DAMAGES                       1,401                 --        --       125       1,276          --         --
  926     EMPLOYEE PENSIONS & BENEFITS            19,849              1,282       390     2,101       2,745       5,561      7,770
  928     REGULATORY COMMISSION EXPENSE               --       --        --        --        --          --          --         --
  930.1   GENERAL ADVERTISING                         10                 10        --        --          --          --         --
  930.2   MISCELLANEOUS GENERAL EXPENSES           3,376                103        27        --       3,361           1       (116)
  931     RENTS                                       --                 --        --        --          --          --         --
  932     MAINTENANCE OF GENERAL PLANT                --                 --        --        --          --          --         --
  933     UNIDENTIFIABLE OPERATING EXP                --                 --        --        --          --          --         --
  935     MAINTENANCE OF GENERAL PLANT             5,162                918        --     4,208           2          22         13
403-405   DEPRECIATION AND AMORTIZATION EXPENSE       --       --        --        --        --          --          --         --
  408     TAXES OTHER THAN INCOME                  7,589                  2        --        --          --          --      7,587
  417     REVENUES - NON-UTILITY OPS                  --                 --        --        --          --          --         --
  426.1   DONATIONS                                   --                 --        --        --          --          --         --
  426.3   PENALTIES                                   --                 --        --        --          --          --         --
  434     EXTRAORDINARY INCOME                        --                 --        --        --          --          --         --
  435     EXTRAORDINARY DEDUCTIONS                    --                 --        --        --          --          --         --
                                                -----------------------------------------------------------------------------------
          TOTAL EXPENSES                        $336,907      $--  $103,621    $3,420   $34,855     $67,399     $92,222    $35,390
                                                ===================================================================================

                       THIS PAGE INTENTIONALLY LEFT BLANK

                                                                        Page 21a
                 ANNUAL REPORT OF STP Nuclear Operating Company

                       For theYear Ended December 31, 1998

                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
                                   (thousands)

                                                              DEPARTMENTAL SALARY EXPENSE
                                           -------------------------------------------------------------
NAME OF DEPARTMENT                                                   INCLUDE IN AMOUNTS BILLED TO
                                                             -------------------------------------------    NUMBER OF
ININDICATEAEACHEDEPARTMENTROR                                 ASSOCIATE         OTHER            NON        PERSONNEL
SERVICE FUNCTION                           TOTAL AMOUNT        COMPANY        ASSOCIATES      ASSOCIATES   END OF YEAR
--------------------------------------     --------------- ---------------  --------------- ------------  -------------
EXECUTIVE VP/GM NUCLEAR                        $  1,593        $  1,593                                             10
PLANT SERVICES                                   16,007          16,007                                            276
ENGINEERING/TECHNICAL SERVICES                   21,259          21,259                                            312
NUCLEAR GENERATION                               48,691          48,691                                            715
BUSINESS SYSTEMS                                  8,254           8,254                                            142
CORPORATE COST                                    9,677           9,677                                             --
                                           ----------------------------------------------------------------------------
TOTAL                                          $105,480        $105,480              $--             $--         1,455
                                           ============================================================================


These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified in total with any particular line on Schedule XIV, but are distributed among various lines.

                                                                        Page 21b

                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                            OUTSIDE SERVICES EMPLOYED
                                   (thousands)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a brief description of the service rendered by each vendor listed.

           FROM WHOM PURCHASED               SERVICE PROVIDED            AMOUNT
----------------------------------------- -------------------------------------
Thomas E. Mathews                         Miscellaneous Legal Services   $   125
EPRI                                      Replace Proteus Plant Computer     240
Actuarial Sciences Associates, Inc.       Nuclear Benefits Management        123
Atwood and Morrill Co., Inc.              Unit 2 Outage Work                 114
Bechtel Energy Corporation                Steam Generator Work            14,397
Houston Lighting & Power Company          Install 345 KV Type GHO Breakers   184
Bradley's Inc.                            Condensate Motor's
                                            Preventive Maintenance           149
Bradley's Inc.                            Repair Vertical Motors             167
D.L. Carroll Construction Inc.            Building Services                  177
Cooper Industries Energy Services Group   Service Request Maintenance        102
Duke Engineering & Services Inc.          General Plant Support              102
Duke Engineering & Services Inc.          Licensing Regulatory Support       169
Filenet Corporation                       NIS Support and Service            138
Furmanite America, Inc.                   Unit 2 Outage Work                 357
Graver Water Division                     Service Request Maintenance        107
Hurst Consulting                          Setpoint and Scaling Program       758
William M. Mercer, Inc.                   Nuclear Benefits Management        186
Enertech                                  Incorporate Subsection IWE/EL      100
Nuclear Energy Services                   Unit 2 Outage Work                 223
Oracle Corporation                        NIS Support and Service            381
Softmart, Inc.                            NIS Support and Service            133
Sorrento Electronics, Inc.                Material Recovery Program          123
Westinghouse Electric Corporation         Unit 2 Outage Work               5,683
Westinghouse Electric Corporation         Steam Generator Work               864
Westinghouse Electric Corporation         Turbine Generator Work           1,553
Westinghouse Electric Corporation         Replace Proteus Plant Computer     296
Zetec, Inc.                               Unit 2 Outage Work                 101
Associated Engineering Resource           Graded Quality Assurance           137
Atlas Universal Roofing                   Building Services                  155
Baker & Botts, LLP                        Miscellaneous Legal Services       311
Baker & Botts, LLP                        Nuclear Benefits Management        142
Cannon Sline                              Service Request Maintenance        288
Danka                                     Office Services                    388
DTS Incorporated                          Curic Reduction Program            159
Framatome Technologies, Inc.              Unit 1 Outage Work                 200
Framatome Technologies, Inc.              Unit 2 Outage Work                 703
High Tech Document Services, Inc.         Optical Disk Storage               505
Information Handling Services, Inc.       Baseline Fees                      101
Morgan, Lewis & Bockius,LLP               Licensing Regulatory Support       371
Matthews and Branscomb                    Miscellaneous Legal Services       436
RHR International                         Human Resource Management          131
Raytheon Engineering & Constructors, Inc. Steam Generator Work               171
Restructural Associates, Inc.             Nuclear Benefits Management        108
Westinghouse Electric Corporation         Material Recovery Program          388
Sunstates Maintenance                     Building Services                2,079
Sunstates Maintenance                     Unit 2 Outage Work                 102
Synergy Consulting                        Human Resource Management          131
Sequent Computer Systems, Inc.            NIS Support and Service            876
Southwestern Bell                         NIS Support and Service            113
Schulz Electric Co.                       Circulating Water Pump
                                            Motor Maintenance                665
Siemens Westinghouse Power Corp.          Turbine Generator Work           2,138
T Systems Corp.                           Timekeeping                        287
VSL Corporation                           Reactor Containment Building Work  498
Westinghouse Electric Corporation         Reactor Coolant Pump
                                            Motor Refurbishment              714
Waste Management of South Texas           Facilities Services                100
Other Vendors                             Miscellaneous Activities         9,668
                                                                         -------
                                             Total Outside Services      $49,117
                                                                         =======

     These accounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they can't be identified with any particular line on Schedule XIV.

                                                                        Page 22a
                      ANNUAL REPORT OF STP Nuclear Operating Company

                           For the Year Ended December 31, 1998

                       EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
                                       (thousands)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION                                                             AMOUNT
-----------                                                            -------

Medical (1)                                                            $ 7,768

Dental (1)                                                                 716

Life Insurance                                                             203

Long Term Disability                                                       264

Accidental Death & Dismemberme                                             (15)

Vision                                                                      --

Pension                                                                  3,479

Fas 106                                                                  2,596

Savings Plan (1)                                                         3,832

Deferred Compensation                                                       25

Fas 112                                                                    110

Executive Benefit Expense                                                1,149

Administrative Expense                                                      47

Capitalized Benefits                                                      (578)

Paid Absences                                                                1

Employee Benefits Adjustments                                               87

Other                                                                      165
                                                                       -------
TOTAL                                                                  $19,849
                                                                       =======

(1) Includes related administrative expense

                                                                        Page 22b
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                   GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION                     NAME OF PAYEE                          AMOUNT
-----------                     -------------
Jobs Database                   Bernard Hodes Advertising Inc.            $ 1
Nuclear News/SRO Training       Bernard Hodes Advertising Inc.              3
Employment Advertising          Bernard Hodes Advertising Inc.              6
                                                                       ------
  TOTAL                                                                   $10
                                                                       ======

                                                                        Page 23
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441
(b)(2)) shall be separately classified.

DESCRIPTION                                                             AMOUNT
Company Membership Fees and Dues                                        $3,403
Organizational Sponsorship                                                   6
Banks Fees                                                                  24
Miscellaneous                                                              (57)
                                                                        ------
                                                            TOTAL       $3,376
                                                                        ======


                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                               RENTS - ACCOUNT 931
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


TYPE OF PROPERTY                                                        AMOUNT
                                                                        ------

 None                                                                       --
                                                                        ------
                                                            TOTAL          $--
                                                                        ======

                                                                        Page 24a
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
                                   (thousands)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


DESCRIPTION                                                 AMOUNT
                                                            ------

OTHER THAN US GOVERNMENT TAXES
  STATE UNEMPLOYMENT TAXES                                  $  373
                                                            ------
    SUBTOTAL                                                   373
                                                            ------
US GOVERNMENT TAXES
  SOCIAL SECURITY TAXES                                      7,129
  FEDERAL UNEMPLOYEMENT TAXES                                   87
                                                            ------
    SUBTOTAL                                                 7,216
                                                            ------
    TOTAL                                                   $7,589
                                                            ======

                                                                        Page 24b
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                            DONATIONS - ACCOUNT 426.1
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                 PURPOSE OF DONATION               AMOUNT
                                                                    ------
NONE                                                                   $--
                                                                    ======
  TOTAL                                                                $--
                                                                    ======

                                                                        Page 25a
                 ANNUAL REPORTS OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                        OTHER DEDUCTIONS - ACCOUNT 426.5
                                   (thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.



DESCRIPTION                       NAME OF PAYEE                     AMOUNT
                                                                    ------
NONE                                                                   $--
                                                                    ------
  TOTAL                                                                $--
                                                                    ======

                                                                        Page 25b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                      For the Year Ended December 31, 1998

                  SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME


INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Benefits
STPNOC maintains various welfare and retirement plans for its employees.
STPNOC offers welfare plans such as medical, life insurance, and vision coverage with an employee option to choose among various deductibles, co-payments and employee preumiums. Retirees, who are age 55, with at least five years of service after age 50, are eligible for continued medical coverage and reduced life insurance coverage.

STPNOC provides a savings plan that generally matches 70% of the first six percent of an employee's salary contributed to the plan. Employee's interest in STPNOC matching contribution begins to vest after two years of service, and is fully vested after six years of service.

In addition to the savings plan, STPNOC offers a non-contributory pension plan to its employees. This plan is a final average pay plan and is based upon the highest consecutive 36 months base pay out of the final 120 months of service. This plan pays at a rate of 1.5% per year of service (up to 35 years of service), plus an additional .44% per year of service by the amount which an employees final average pay exceeds the Social Security average wage base. An employee vests in the pension plan after five years of service, and is eligible for full benefits at age 65 (or age 60 with 30 years of service). Reduced benefits are availalble for retirees who are at least age 55.

                                                                        Page 26a



                          STP NUCLEAR OPERATING COMPANY







                              ---------------------
                              | President & Chief |
                              | Executive Officer |
                              |    W.T. Cottle    |
                              ---------------------
                                        |
                                        |
                                        |---------L. J. Rittenberry
                                        |         Executive Secretary
                                        |
                                        |---------Dennis Keating
                                        |         Director Nuclear
                                        |           Security/Quality
                                        |           Concerns Program
                                        |
                                        |
        ---------------------------------------------------------------
        |                    |                    |                   |
        |                    |                    |                   |
------------------  --------------------  --------------------- ----------------
| Vice President |  | Vice President   |  | Vice President    | |Vice President|
|Business Systems|  |Nuclear Generation|  |Nuclear Engineering| |Plant Service |
| J.J. Sheppard  |  |   J.F. Groth     |  |   T.H. Clonniger  | | F.K. Mangan  |
------------------  --------------------  --------------------- ----------------

                                                                        Page 26b

                 ANNUAL REPORT OF STP Nuclear Operating Company

                              METHODS OF ALLOCATION

     Central and South West Services, Inc. requested and the Securities and Exchange Commission granted on September 30, 1997, the following allocation factors:

1.          In accordance with an Owner's ownership percentage,

2. In accordance with an Owner's share of net electric power generation sold from STP during a specified period of time (measured in kilowatt hours) expressed as a portion of the total net electric power generation sold from STP for the same period (measured in net kilowatt hours) and,

3. Under certain circumstances when less than all Owners are involved and no other method of allocation is practicable, costs may be divided evenly among those Owners who benefit from the activites for which costs have been incurred.

                                                                        Page 26c

                 ANNUAL REPORT OF STP Nuclear Operating Company

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                                 Not Applicable

                 ANNUAL REPORT OF STP Nuclear Operating Company

                                SIGNATURE CLAUSE

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





                              STP Nuclear Operating Company
                              --------------------------------------------------
                              (Name of Reporting Company)

                    By:       /s/ J.J. Sheppard
                              --------------------------------------------------
                              (Signature of Signing Officer)

                              J.J. Sheppard     Vice President Business Systems
                              --------------------------------------------------
                              (Printed Name and Title of Signing Officer)


Date:  April 28, 1999
       --------------